EXHIBIT 4.34

SUNTRUST LEASING CORPORATION LEASE PROPOSAL

USA TRUCK, INC.

Lease Proposal dated November 5, 2003

LESSOR:	SunTrust Leasing Corporation/or its assignee or nominee

LESSEE:	USA Truck, Inc.

EQUIPMENT:	Class 8 Sleeper Tractors

EQUIPMENT COST:	$5,000,000

BASIC TERM:	Forty Two (42) Months

BASIC TERM COMMENCEMENT DATE:	The Basic Term will commence on the 15th day of the month in which the funding occurs.

BASIC TERM RENTALS:	Lease rentals are payable monthly in ARREARS from the Basic Commencement Date.

Base Lease Commencement Date	Monthly Rental Factor (As a % of Equipment Cost)
January, 2004	1.62232
February, 2004	1.61445
March, 2004	1.61175
April, 2004	1.60916
May, 2004	1.60951
June, 2004	1.60742
July, 2004	1.59470
August, 2004	1.59161
September, 2004	1.58851
October, 2004	1.58902
November, 2004	1.58605
December, 2004	1.58309

The above Monthly Rental Factors are based on current market conditions as of November 5, 2003. On this date the interpolated yield for the Five (5) year Treasury Note is 3.268%. On the Funding Date the Monthly Rental Factor will be adjusted upward or downward by .011704% for every 25 basis points change in the yield of the five (5) year Treasury Note. The implicit rate may also be adjusted upward or downward for each one basis point (.01%) change in the AA swap spreads as published in SWYC of Bloomberg Investor Service for 5 year, 30/360 basis, level payment obligations.

EARLY TERMINATION:	In the event that any item of Equipment is (i) damaged or destroyed to such extent that it cannot be reasonably restored to normal operating condition or (ii) seized or condemned by governmental authorities (i.e. eminent domain) or (iii) lost due to theft or disappearance for a period in excess of 45 days, the Lease with respect to such Equipment will terminate and the Lessee thereof will pay the Stipulated Loss Value with respect thereto.

NET LEASE:	The Lease will be a net lease in that the Lessee will be responsible for any and all costs and expenses in connection with the Equipment, including sales and use taxes, and any other taxes with the exception of federal and state net income taxes on the net income of the Lessor. The Lessee is also responsible for maintaining and insuring the Equipment and for all fees; insurance premiums; cost of installation, operations, maintenance, repair, and rebuilding; and other charges related to the use or possession of the Equipment.

FEDERAL TAX INDEMNIFICATIONS:	The Lessee will indemnify the Lessor for any loss or deduction in federal tax benefits based on the tax assumptions outlined above if such loss or reduction is caused by (i) any breach, inaccuracy or incorrectness of any representation, warranty or covenant made by the Lessee, (ii) the acts or omissions (not including the execution of documents contemplated hereby or any act or omission expressly required or expressly permitted by such documents) of the Lessee, or (iii) any change in federal law with an effective date that precedes the date of acceptance of the Equipment for lease by the Lessee. If an Investment Tax Credit provision is passed, benefit will flow to Lessee at the same lease rate as indicated in this proposal.

MAINTENANCE:	Lessee will maintain the Equipment leased by it so that it remains in good operating condition (ordinary wear and tear excepted) and in compliance with any and all applicable laws, regulations, and state inspections.

END OF TERM OPTIONS:	At the end of the Basic Term, the Lessee shall have the option of purchasing the Equipment or returning the Equipment to the Lessor in accordance with the terms described below.

TERMINATION:	At the satisfactory conclusion of the Basic Term, the Lessee shall have the option to purchase all, but not less than all, of the equipment on a Lease Schedule. In this event, the Lessee will have a purchase price as follows:

Forty Percent (40%) of the Equipment Cost

In the event the Lessee chooses to return the Equipment, the Lessor will sell the Equipment. If the Net Proceeds of the sale (after expenses) are greater than the Purchase Price, the excess proceeds will be returned to the Lessee. If the Net Proceeds are less than the Purchase Price, the difference between the proceeds and the Purchase Price will be paid by the Lessee to the Lessor as a final Rental Payment then due.

DOCUMENTATION:	This Proposal is not intended to address all the final legal and documentation matters pertaining to this lease. The lease documentation will represent the final legal agreement. The lease documentation will be furnished by the Lessor.

DISCLAIMER:	This proposal letter is not a commitment by SunTrust Leasing Corporation to enter into this lease. A commitment can be issued only upon final approval by our Credit/Investment Committee.